UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
LifeDNA, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 8, 2017

Physical address of issuer
1050 Queen Street, #100, Honolulu, HI 96814

Website of issuer
www.lifedna.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 1, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$286,366	$231,057
Cash & Cash Equivalents	$181,970	$149,930
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,015,747	$290,332
Long-term Debt	$0.00	$100,000
Revenues/Sales	$142,905	$83,211
Cost of Goods Sold	$20,645	$17,711
Taxes Paid	$1,846	$620
Net Income	-$825,842	-$602,234

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 8, 2020

FORM C/A

Up to $1,070,000.00

LifeDNA, Inc



Explanatory Meeting

LifeDNA, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 20, 2020. This Amendment is filed to include the 2018 and 2019 financial statements for the Company (Exhibit A), add a video transcript attached hereto (Exhibit F) and to extend the offering deadline to March 1, 2021.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by LifeDNA, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. In addition, the Intermediary will receive a number of Crowd Notes equal to 2% of the Crowd Notes sold in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.lifedna.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 8, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.lifedna.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

LifeDNA, Inc (the "Company") is a Delaware Corporation, formed on May 8, 2017.

The Company is located at 1050 Queen Street, #100, Honolulu, HI 96814.

The Company's website is www.lifedna.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

LifeDNA leverages its proprietary algorithm that is based on a database of peer-reviewed studies to create DNA-personalized health and wellness recommendations for its customers. The Company's products include DNA tests, DNA reports, and subscription fitness and meal plans.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes being offered	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 1, 2021
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a history of losses and our future profitability is uncertain.
We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our genetic testing platform, further develop our business and make technology enhancements to our genetic tests. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties,

complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Direct-to-consumer genetic testing for non-medical, general wellness, or low-risk medical purposes is not a regulated industry.
The FDA generally does not review direct-to-consumer genetic tests that are intended for non-medical, general wellness, or low-risk medical purposes. Therefore, there is no assurance that the FDA, or any third party, has evaluated the analytical or clinical validity of LifeDNA genetic tests or what the Company states about its tests and test results. A May 2017 paper published by the *European Journal of Human Genetics* noted that "Concerns have also been raised about the scientific integrity and clinical utility of some DTC-GT (direct-to-consumer genetic testing) services, particularly those based on genome-wide association studies, which tend to have low discriminatory and predictive validity. The transparency of providers' activities has also been called into question relating to quality criteria and quality assurance. Although some guidelines cover scientific considerations, for example, how to communicate the strength of evidence underpinning various genetic predictions, consistent global industry standards for transparency in the DTC-GT sector do not currently exist. Importantly, aside from scientific and clinical considerations, the ethical principles such as transparency, accountability and accessibility and choices and the quality of companies' supporting information for customers is largely unchecked; a situation which has drawn attention from policymakers and the biomedical industry itself.

The FTC recommends that consumers considering a DTC genetic test:

- Discuss the potential usefulness of such a test with a doctor health care practitioner and understand the test results' benefits and limitations;

- Ask a doctor or genetic counselor to help understand test results;

- Discuss test results with a doctor or health care practitioner before making dietary or other health-related decisions; and

- Read and understand the test provider's privacy policy.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise

could delay the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The personal genomics space is a competitive market.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing their DNA tests and thus may be better equipped than us to develop and commercialize DNA-based products. These competitors also compete with us

in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our DNA-products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors worldwide because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of DNA testing services, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our partnered laboratories to sequence our customers' DNA tests. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality results at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the sequencing. Vendor consolidation could also limit the number of laboratories from which we may partner with and could materially affect the prices we pay for the sequencing. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting the DNA data, storing it separately from the consumer's data and working with top cyber security experts in the US. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of

commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 86% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners will be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce

the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Chairman Steven Markowitz and Chief Executive Officer Cyril Moukarzel The Company has or intends to enter into employment agreements with these individuals, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of these individuals, or any member of the board of directors or executive officer, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Steven Markowitz and Cyril Moukarzel to execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Steven Markowitz and Cyril Moukarzel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which

are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences on our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our partner laboratories and distribution facilities could occur.

A disruption in production at our third-party laboratories could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development
- unplanned expenditures in product development
- failure to receive regulatory approvals;
- inability to manufacture on our own, or through any others, product candidates on a commercial scale;
- failure to achieve market acceptance; and
- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition, and results of operations may be materially harmed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

LifeDNA leverages its proprietary algorithm that is based on a database of peer-reviewed studies to create DNA-personalized health and wellness recommendations for its customers. The Company's products include DNA tests, DNA reports, and subscription fitness and meal plans.

Business Plan

LifeDNA aims to bring continuous value to personal genomics consumers through its subscription-based, platform. In addition to providing detailed, comprehensive, and easy-to-understand DNA reports, LifeDNA is focused on developing and creating actionable health and wellness plans derived from the consumer's genetic profile. From there, the Company will continuously track customers' progress, as they continue following their DNA-based health and wellness plans. The Company believes that tracking and showing progress will lead to consumer stickiness and higher retention rates. Initially, tracking will be done subjectively via detailed surveys called "Medical Symptom Questionnaires" that consumers fill out. In the future, LifeDNA hopes to enter into partnerships with wearable devices and other biometric companies in order to start tracking consumer metrics more objectively. The Company is developing a platform that combines lifestyle, environment, biometrics, and genetics to create an integrated and fully personalized approach to health, wellness, and medicine.

History of the Business

From 2017 through part of 2019, the Company focused on selling supplements, vitamins, and skincare products based on an individual's DNA makeup. However, the Company was unable to find meaningful product market fit. It then pivoted to selling DNA reports and DNA-based wellness plans.

The Company's Products and/or Services

Product / Service	Description	Current Market
DNA Health Reports	DNA health reports that provide a variety of key health insights based on a consumer's genetics. The list of reports includes nutrition, health, vitamins, and skincare.	These DNA reports are sold to customers worldwide that have already gotten their DNA tested and are interested in finding out more information about how their genetics impacts their health and wellness.
DNA Health Tests	DNA tests that gather personal genetic data from a cheek swab analysis that enables the Company to obtain the genetic data the Company needs to create comprehensive DNA Health Reports.	Our DNA tests are sold to consumers in the U.S. and Canada that are interested in analyzing their genetics and understanding how their DNA impacts their health and wellness. Customers purchasing our DNA test have typically never done a DNA test in the past.

We are constantly researching and developing new reports and new ways of using genetics to improve health and wellness. We hope to launch many products between now and Q1 2021, including a COVID-19 DNA report, a fitness plan app and subscription, a meal plan app and subscription, a carrier trait report, integration with biometric data from a wearable, and health tracking via a comprehensive questionnaire and monitoring system.

We currently offer our DNA tests and reports via our online website, www.lifedna.com.

Competition

The Company's primary competitors are 23andMe, Vitagene, AncestryDNA, and GenoPalate.

The personal genomics space is competitive. However, some companies in this space are focused on an ancestral breakdown as their main offering, or on obtaining data to provide to medical or pharmaceutical companies. LifeDNA's main area of focus is on nutrition, fitness, and wellness. LifeDNA hopes to create stickiness and recurring revenue on its platform by providing continuous value to its users through monthly lifestyle recommendations and tracking.

Customer Base

LifeDNA is targeting two primary types of customers. The first cohort are individuals that have already completed a DNA test in the past and are interested in exploring how their genetics impacts their health and wellness. The second group are health-conscious consumers that have never done a DNA test but are interested in exploring what their genetics can tell them about their health. Our initial target geographies are the U.S. and Canada.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5452877	Dietary supplements, skin care preparations, supplemental drinks, creams, and nutritional supplements	LIFEDNA	September 21, 2017	April 24, 2018	U.S.

Governmental/Regulatory Approval and Compliance

The FDA generally does not review direct-to-consumer genetic tests that are intended for non-medical, general wellness, or low-risk medical purposes.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1050 Queen Street, #100 in Honolulu, HI 96814.

The Company conducts business in North America, South America, Europe, Oceania, and Asia.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Future Wages	60.00%	$15,000	60.00%	$642,000
General Marketing	30.00%	$7,500	30.00%	$321,000
General Working Capital	10.00%	$2,500	10.00%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation software, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The above table reflects our expected use of proceeds as of the date of this report. However, we reserve the right to alter the use of proceeds described above based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Name	LifeDNA Positions	Employment Responsibilities	Employment Responsibilities for Past Three Years	Education Background
Steven Markowitz	Chairman	LifeDNA Chairman May 2017 – Present Managing and providing leadership to the Board of Directors Advising on company vision and strategy	See Employment Responsibilities column.	MBA, Haas School of Business, University of California at Berkeley B.A., East Asian Languages), University of California at Berkeley

Cyril Moukarzel	CEO	LifeDNA CEO May 2017 – Present Managing the executive team Setting the company's vision and strategic direction	See Employment Responsibilities column.	Bachelor of Commerce (B.Com), Marketing, University of Ottawa
Ciaran Thompson	Board of Directors	Board of Directors September 2018 – Present Advising on company vision and strategy	Co-founder and COO, BeeStripe LLC February 2012 - November 2019	B.A. Business Administration (Magna Cum Laude), Michael G. Foster School of Business, University of Washington

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Hawaii and Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Authorized	24,000,000
Amount Outstanding	6,949,302
Voting Rights	Each shareholder is entitled to one vote per share owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	30.84%

Type of Security	Stock Options, Equity Incentive Plan
Amount Authorized	5,583,333
Amount Outstanding	2,788,887
Voting Rights	Each shareholder is entitled to one vote per share owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12.38%

Note: Options are exercisable for Common Stock as outlined above. The 24,000,000 authorized shares of common stock is inclusive of the 5,583,333 options authorized under the Company's 2017 Stock Option Plan.

Type of Security	Series Seed Preferred Stock
Amount Authorized	4,000,000
Amount Outstanding	4,000,000
Voting Rights	The Series Seed Preferred Stock votes on an "as converted to common" basis. Each share of Series Seed Preferred Stock is currently convertible (subject to customary adjustments) into one share of common stock, therefore, giving the holders of Series Seed Preferred Stock one vote per share. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	17.75%

Type of security	Series Seed II Preferred Stock
Amount Authorized	8,000,000
Amount Outstanding	6,000,000
Voting Rights	The Series Seed II Preferred Stock votes on an "as converted to common" basis. Each share of Series Seed II Preferred Stock is currently convertible (subject to customary adjustments) into one share of common stock, therefore, giving the holders of Series Seed Preferred Stock one vote per share. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.63%

Type of Security	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$367,880
Valuation Cap	$10 million
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If there is an Equity Financing before the termination of this 2020 Safe, on the initial closing of such Equity Financing, this 2020 Safe will automatically convert into the greater of: (1) the number of shares of

	Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock paid by the cash investors participating in such financing; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.
Other Material Terms	If there is a Liquidity Event before the termination of this 2020 Safe, this 2020 Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). In July 2020, the Company converted three secured promissory notes equal to $300,000 plus accrued interest from Steve Markowitz into these SAFEs.

Type of Security	Convertible Note
Amount Outstanding	$625,000
Valuation Cap	$10 million
Discount Rate	25%
Maturity Date	May 31, 2021
Interest Rate	4% per annum
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	Upon the closing of an equity financing in the amount of <u>at least $2.5 million</u>, the Notes'

conversion prior to the Offering if convertible securities).	principal balance and interest due <u>will convert</u> into the equity securities sold in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $10 million divided by the number of fully diluted outstanding shares of the Company's capital stock immediately prior to the equity financing, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock.
Other Material Terms	All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) May 31, 2021 or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof.

In addition to the Convertible Note previously described, the Company has the following debt outstanding as of June 30, 2020:

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$128,212
Interest rate	0.00%
Payment Schedule	Monthly
Other material terms	None

Type of debt	Revenue Share Agreement
Name of creditor	Clear Finance Technology Corporation (dba Clearbanc)
Amount outstanding	$18,386
Interest rate and payment schedule	4% of revenue generated each month Monthly payments
Other material terms	Cash advance is directed to be used for marketing purposes to purchase advertisements on Twitter, Facebook, Amazon, Google, Pinterest, and ShareASale.com

Type of debt	SBA PPP Loan
Name of creditor	American Savings Bank
Amount outstanding	$28,700.00
Interest rate and payment schedule	1% per Annum
Describe any collateral or security	N/A
Maturity date	May 7, 2022
Other material terms	Loan may be subject to forgiveness provision stating the principal and any subsequent interest payments of this loan may be forgiven upon request of the company assuming certain measures are followed. Measures include spending at least 75% of the forgiven loan amount on payroll-related expenses.

Type of debt	Accounts Payable
Name of creditor	Vendors; including attorneys, contractors, etc.
Amount outstanding	$18,482
Interest rate	N/A
Payment Schedule	Payment is due monthly

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note $10M Val Cap	4	$625,000	Develop product, marketing, and working capital.	May 2019	Section 4(a)(2)
Series Seed II Preferred Stock	1	$650,000	Develop product, marketing, and working capital.	September 2018	Section 4(a)(2)
Series Seed Preferred Stock	1	$100,000	Develop product, marketing, and working capital.	May 2017	Section 4(a)(2)

Ownership

A majority of the Company is owned by the co-founders and BeeStripe Ventures, a boutique venture capital firm for which LifeDNA chairman Steve Markowitz is a managing partner. The owners are below: Steven Markowitz, Cyril Moukarzel, and BeeStripe Ventures. Together, they own over 81% of LifeDNA

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Cyril Moukarzel	35.91%
Steven Markowitz, individually and in trust	30.40%
BeeStripe Ventures	20.27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was the closing of our SAFE Round in July 2020. Following the Offering, assuming the minimum amount is raised, we should have enough liquidity to execute our business plan until August 2021. Following that, we hope to reach profitability by Q2 or Q3 2021.

The Company intends to focus on revenue growth, user acquisition, and retention through Increasing its customer lifetime value by creating product stickiness, improving retention, reducing its customer acquisition cost through increased organic traffic and implementation and optimization of various paid marketing channels, entering into business partnerships that enable the company to provide more value to its consumers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of July 2020 we have $125,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty

(30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities. The Securities will not be certificated. Instead, they will be issued in book-entry format through a Digital Securities Registry maintained by the Company. The Company will provide confirmation of the issuance of Securities to Purchasers upon request.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified events upon which the Crowd Note would convert into capital stock of our company are (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below. If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of (A) the product of (1) one minus the Discount (which is 20%), and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap ($8 million for Purchasers who acquire the first $250,000 of Crowd Notes and $10 million for all other Purchasers), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply: (i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and (ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as (i) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in

which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or (iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Voting Agreement and Investor Rights Agreement

On September 10, 2018, in connection with the Company's sale of its Series Seed II Preferred Stock, the Company, certain holders of the Company's Common Stock, the holders of the Company's Series Seed Preferred Stock and the holders of the Company's Series Seed II Preferred Stock entered into a voting agreement. Under the voting agreement, the parties agreed to vote their stock to keep the size of the board of directors at four (4) with one person designated by Millennium Trust Company, LLC, which individual is initially Steven M. Markowitz, one person designated by BeeStripe Ventures, LLC, which individual is initially Ciaran Thompson, one person designated by the holders of a majority of the outstanding Common Stock, which person is the Company's chief executive officer, who initially is Cyril Moukarzel. The voting agreement also contained a customary drag-along along right and other provisions.

In addition, holders of the Company's preferred stock entered into an Investor Rights Agreement with the Company that provides such investors with certain registration rights, information and observer rights, rights to participate in future offerings and other rights as described therein.

No Voting Rights and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions on transfer described above, the bylaws of the Company contain a right of first refusal that applies to all outstanding stock of the company regardless of class. The right of first refusal prohibits any stockholder from selling or otherwise transferring such stockholder's stock unless the stockholder first offers to the Company (or its assignee) the right to purchase that stock on the same terms and conditions offered to the third party transferee.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Steven Markowitz
Relationship to the Company	Chairman
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Investment into the company
Benefits or compensation received by Company	Capital towards running the business
Description of the transaction	Convertible Promissory Note entered into on May 24, 2019, with a maturity date of May 31, 2021

Securities

Related Person/Entity	Steven Markowitz (Steven M. Markowitz 1999 Trust)
Relationship to the Company	Chairman
Total amount of money involved	$180,859.58
Benefits or compensation received by related person	Investment into the company
Benefits or compensation received by Company	Capital towards running the business
Description of the transaction	2020 SAFE (Simple Agreement for Future Equity) (Notes Converted to SAFE) on July 21, 2020

Related Person/Entity	Steven Markowitz (Millennium Trust Company, LLC, Cust. FBO Steven M. Markowitz IRA, Account No. 24488U948)
Relationship to the Company	Chairman
Total amount of money involved	$187,020.22
Benefits or compensation received by related person	Investment into the company
Benefits or compensation received by Company	Capital towards running the business
Description of the transaction	2020 SAFE (Simple Agreement for Future Equity) (Notes Converted to SAFE) on July 21, 2020

Related Person/Entity	BeeStripe Ventures LLC
Relationship to the Company	Steve Markowitz, the Chairman of the Company, is a managing partner of the fund
Total amount of money involved	$500,000
Benefits or compensation received by related person	Investment into the company
Benefits or compensation received by Company	Capital towards running the business
Description of the transaction	Fund purchased securities in the Company's convertible note and Series Seed II round

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cyril Moukarzel
_____
(Signature)

Cyril Moukarzel
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Cyril Moukarzel
_____
(Signature)

Cyril Moukarzel
_____
(Name)

CEO
_____
(Title)

9/8/2020
_____
(Date)

I, Cyril Moukarzel, being the founder of LifeDNA Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Cyril Moukarzel
(Signature)

Cyril Moukarzel
(Name)

CEO
(Title)

9/8/2020
(Date)

EXHIBITS

Exhibit A   Financial Review
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Review

Financial Statements and
Independent Accountants' Review Report

LifeDNA, Inc.

December 31, 2019 and 2018

Table of Contents



Independent Accountants' Review Report

To the Board of Directors
LifeDNA, Inc.

We have reviewed the accompanying financial statements of LifeDNA, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of LifeDNA, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Spire Hawaii LLP

August 14, 2020
Honolulu, Hawaii

Spire Hawaii LLP
700 Bishop Street, Suite 2001
Honolulu, HI 96813

LifeDNA, Inc.

BALANCE SHEETS

As of December 31, 2019 and 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash	$	181,970	$	149,930
Inventory		72,064		52,281
Prepaid expenses		23,970		20,799
Total current assets		278,004		223,010
INTANGIBLE		7,838		7,838
DEPOSITS		524		209
TOTAL ASSETS	$	286,366	$	231,057

LIABILITIES AND STOCKHOLDERS' DEFICIT

		2019		2018
CURRENT LIABILITIES				
Accounts payable	$	18,546	$	-
Accrued and other current liabilities		30,600		90,332
Current portion of long term notes payable		966,601		200,000
Total current liabilities		1,015,747		290,332
NOTES PAYABLE		-		100,000
Total liabilities		1,015,747		390,332
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' DEFICIT				
Series Seed I Preferred Stock, par value $0.0001 per share - 4,000,000 shares authorized, issued and outstanding in 2019 and 2018		400		400
Series Seed II Preferred Stock, par value $0.0001 per share - 8,000,000 shares authorized in 2019, 4,000,000 shares authorized in 2018; 6,000,000 shares issued and outstanding in 2019, 4,000,000 shares issued and outstanding in 2018		600		400
Common stock, par value $0.0001 per share - 24,000,000 shares authorized in 2019, 20,000,000 shares authorized in 2018; 6,949,302 shares issued and outstanding in 2019, 8,532,635 shares issued and outstanding in 2018		695		853
Additional paid in capital		861,621		605,927
Accumulated deficit		(1,592,697)		(766,855)
Total stockholders' deficit		(729,381)		(159,275)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	286,366	$	231,057

See accompanying notes to these financial statements.

2

LifeDNA, Inc.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

	2019	2018
Operating revenues, net		
Digital reports	$ 62,701	$ 15,188
Supplements	42,733	48,962
Skin care	2,715	6,086
DNA test kits	34,756	12,975
Total revenues, net	142,905	83,211
Cost of sales	20,645	17,711
Gross profit	122,260	65,500
Operating costs and expenses		
Professional fees	407,684	368,772
Salaries and other benefits	247,980	56,423
Marketing expenses	143,405	158,819
Travel and entertainment	33,793	8,454
Facilities	30,534	26,858
Insurance	26,606	6,474
Merchant fees	6,344	3,626
Share-based compensation	5,894	6,574
Office supplies	2,614	1,961
Research and development	2,233	205
Taxes and fees	1,846	620
Miscellaneous expense	-	1,750
Total operating costs and expenses	908,933	640,536
Operating loss	(786,673)	(575,036)
Other income (expense)		
Other expense	(44,849)	(33,298)
Other income	5,930	6,350
Total other income (expense)	(38,919)	(26,948)
Loss before income taxes	(825,592)	(601,984)
Income tax expense	(250)	(250)
NET LOSS	$ (825,842)	$ (602,234)

LifeDNA, Inc.

STATEMENT OF STOCKHOLDERS' DEFICIT

For the two years ended December 31, 2019

	Preferred Stock Series II		Preferred Stock Series I		Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders' Deficit
	Outstanding	Amount	Outstanding	Amount	Outstanding	Amount			
Balance, January 1, 2018	-	$ -	-	$ -	8,532,635	$ 853	$ 153	$ (164,621)	$ (163,615)
Issuance of preferred stock Series I	-	-	4,000,000	400	-	-	99,600	-	100,000
Issuance of preferred stock Series II	4,000,000	400	-	-	-	-	499,600	-	500,000
Share-based compensation	-	-	-	-	-	-	6,574	-	6,574
Net loss	-	-	-	-	-	-	-	(602,234)	(602,234)
Balance, December 31, 2018	4,000,000	400	4,000,000	400	8,532,635	853	605,927	(766,855)	(159,275)
Issuance of preferred stock Series II	2,000,000	200	-	-	-	-	249,800	-	250,000
Share-based compensation	-	-	-	-	-	-	5,894	-	5,894
Cancellation of common stock	-	-	-	-	(1,583,333)	(158)	-	-	(158)
Net loss	-	-	-	-	-	-	-	(825,842)	(825,842)
Balance, December 31, 2019	6,000,000	$ 600	4,000,000	$ 400	6,949,302	$ 695	$ 861,621	$ (1,592,697)	$ (729,381)

See accompanying notes to these financial statements.

4

LifeDNA, Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net loss	$ (825,842)	$ (602,234)
Adjustments to reconcile net loss to net cash used in operating activities		
Share-based compensation	5,894	6,574
Cancellation of common stock	(158)	-
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Inventory	(19,783)	(11,338)
Prepaid expenses	(3,171)	(20,799)
Deposits	(315)	(209)
Increase (decrease) in:		
Accounts payable	18,546	(11,709)
Accrued expenses	(18,131)	85,865
Net cash used in operating activities	(842,960)	(553,850)
Cash flows from financing activities		
Proceeds from borrowings under notes payable	625,000	150,000
Proceeds from issuance of preferred stock	250,000	500,000
Net cash provided by financing activities	875,000	650,000
NET INCREASE OF CASH AND CASH EQUIVALENTS	32,040	96,150
Cash and cash equivalents at the beginning of the year	149,930	53,780
Cash and cash equivalents at the end of the year	$ 181,970	$ 149,930
Supplemental disclosures of cash flow information		
Income taxes paid - net of refunds	$ 250	$ -
Conversion of Note Payable to Preferred Stock	$ -	$ 100,000

See accompanying notes to these financial statements.

LifeDNA, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A – ORGANIZATION AND DESCRIPTION OF BUSINESS

LifeDNA, Inc. (the "Company") was formed on May 8, 2017 as a Delaware Corporation. The Company uses genetics to identify health and wellness requirements and provide personalized insights and products uniquely tailored to the individual needs of each customer. The Company is building a platform that combines lifestyle, environment, biometrics, and genetics to create an integrated and fully personalized approach to health, wellness, and medicine. The Company's mission is to inspire people to unlock the power of their DNA so they can live healthier, more fulfilling lives.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies for the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the financial statements.

1. Cash and Cash Equivalents

    The Company considers all unrestricted cash and highly liquid investments, including certificates of deposit purchased with an original maturity of three months or less, to be cash and cash equivalents.

2. Concentrations of Credit Risk

    Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with one major financial institution in Hawaii. The Company had no amount in excess of federally insured limits as of December 31, 2019 and 2018.

3. Use of Estimates

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Estimates in these financial statements include asset valuations, estimates of future cash flows from and the economic useful lives of long-lived assets, valuations of stock compensation, certain accrued liabilities, income taxes and tax valuation allowances, and fair value estimates. Despite management's intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from these estimates and assumptions.

4. Inventory

    Inventory consists of retail supplements, skin care products, and DNA test kits, and is stated at the lower of cost (first-in, first-out method) or market (net realizable value).

5. Intangible

    Domain name costs are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 350-30") guidance pertaining to Intangibles-Goodwill and Other, Website Development Costs.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Intangible (continued)

As the ownership of the domain name can be renewed for a nominal renewal fee each year prior to their expiration date, the useful lives of the domain names are deemed to be indefinite. The Company reviews intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No such impairment charge was recognized in 2019 or 2018.

6. Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Codification ("ASC") No. 606, *Revenue from Contracts with Customers*, using the full retrospective approach to all contracts resulting in no cumulative adjustment to accumulated deficit. The adoption of this standard did not impact the timing of the Company's revenue recognition based on the short-term, day-to-day nature of operations.

Performance Obligations
The Company's revenues are derived from the sale of stand-alone digital wellness reports, digital wellness reports with a Company DNA kit, skin care products, and supplements.

For digital wellness reports, the Company is obligated to deliver access to the online report to each customer as soon as their DNA information is uploaded. Access to the report is provided instantly. Once the customer has accessed the report it is non-refundable and the Company's obligation has been fulfilled at that point in time. For digital wellness reports with a Company DNA kit, the Company is obligated to provide the customer with a test kit and process the results upon its submission. Access to the digital wellness report is provided upon processing of the test kit. Once the customer has been shipped the test kit, it is non-refundable. The Company fulfills its performance obligations upon completion of the report. The Company sells supplements on a stand-alone and subscription basis and skincare products on a stand-alone basis to its customers. Once an order is shipped, the Company's obligation has been satisfied and the order is non-refundable.

Contract Assets and Liabilities
The Company had no material contract assets or liabilities as of December 31, 2019 and 2018.

7. Taxes Collected from Customers

The Company incurred and billed its Hawaii customers for excise taxes during the years ended December 31, 2019 and 2018. These amounts are reported gross as a component of operating revenues and expenses in the accompanying Statements of Operations. These taxes amounted to $110 and $54 for the years ended December 31, 2019 and 2018, respectively.

8. Advertising and Promotional Costs

Advertising costs are charged to expense as incurred. The Company incurred $135,876 and $158,819, respectively, in advertising and promotion expenses for the years ended December 31, 2019 and 2018.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Share-Based Compensation

The Company accounts for share-based compensation costs, which requires the measurement and recognition of compensation expense related to the fair value of share- based compensation awards that are ultimately expected to vest. Share-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees, officers, directors, and consultants based on the grant date fair value of the shares, and is also applied to awards modified, repurchased, or canceled during the periods reported.

10. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in the states of Hawaii and Connecticut. Tax filings since 2017 (formation) are open for inspection by both the U.S. federal jurisdiction and states of Hawaii and Connecticut. No uncertain tax positions were recorded as of December 31, 2019 and 2018.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2019 and 2018. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the income statements.

11. Recently Adopted Accounting Pronouncements

In May 2014, the FASB and the International Accounting Standards Board jointly issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The standard is effective for nonpublic entities beginning after January 1, 2019. The standard allows for either "full retrospective" adoption, meaning the standard is applied to all of the periods presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Recently Adopted Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows* ("Topic 230"): *Classification of Certain Cash Receipts and Cash Payments.* ASU 2016-15 clarifies how cash receipts and cash payments in certain transactions are presented on the statement of cash flows. ASU 2016-15 is effective for the Company for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2016-15 in 2019.

In July 2018, the FASB issued ASU No. 2018-07, *Compensation – Stock Compensation* ("Topic 718")*: Improvements to Nonemployee Share-Based Payment Accounting.* The standard, among other things, modified the method of estimating the fair value of the equity instruments granted or offered to grant, during the period, and to remove reference to the fair value of the goods or services received. The Company adopted ASU 2018-07 in 2019.

In October 2018, the FASB issued ASU No. 2018-17, *"Targeted Improvements to Related Party Guidance for Variable Interest Entities,"* ("ASU 2018-17") which provided an accounting alternative for private companies to elect an accounting policy to not apply VIE guidance to legal entities under common control if both the company and the legal entity being evaluated for consolidation under VIE guidance are not public business entities. ASU 2018-17 is effective for fiscal years beginning after December 15, 2021; early adoption is permitted. The Company early adopted ASU 2018-17 effective beginning as of and for the year ended December 31, 2018.

12. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases.* This ASU requires management to recognize lease assets and lease liabilities for all leases. ASU No. 2016-02 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model, the effect of leases in the statement of operations and statement of cash flows is largely unchanged from previous U.S. GAAP.

In July 2017, the FASB voted to propose delaying the effective date for portions of its major accounting standards, including ASU No. 2016-02, *Leases*, for privately held companies and nonprofit organizations. The delay means those companies now have an extra year to adopt the new lease accounting rules, subject to the FASB issuing a formal proposal for public comment before finalizing new effective dates. The new leasing standard took effect for the calendar year public companies in January 2019. With the deferral, private companies will be required to adopt for annual financial reporting periods beginning after December 15, 2020 (2021 for calendar year-end companies.). Reasons cited for the implementation delay included struggles public companies have experienced with adopting and complying with then new lease standard and the ongoing implementation of FASB's new revenue recognition standard.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Recently Issued Accounting Pronouncements (continued)

In June 2020, the FASB issued ASU 2020-05, *Revenue from Contracts with Customers* ("Topic 606") *and Leases* ("Topic 842"): *Effective Dates for Certain Entities* in response to the novel and highly contagious form of coronavirus ("COVID-19"). ASU No. 2020-05 defers the effective date for one year for entities in the "all other" category that have not yet issued their financial statements. As the Company adopted Topic 606 in its 2019 financial statements, this ASU pertains solely to Topic 842 for the Company. The Company is currently assessing the impact of Topic 842 on the Company's financial statements.

13. Variable Interest Entity

Generally accepted accounting principles require the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets. A variable interest is a controlling financial interest in another entity which is not based on a voting interest. Under generally accepted accounting principles, a company has a controlling financial interest when it has the power to direct activities that significantly affect the economic performance of another entity and has the obligation to absorb losses or the right to receive benefits of the other entity. Management analyzes the Company's variable interests, including loans, guarantees, and related party relationships to determine if the Company has any variable interests in VIEs.

The Company has a convertible promissory note payable to a related party under common control, BeeStripe Ventures, LLC ("BeeStripe Ventures"). The Company determined that it is the primary beneficiary of this VIE because the Company's Chairman is a partial owner of BeeStripe Ventures and BeeStripe Ventures' sole purpose is investment in the Company. As discussed above, the Company has adopted ASU 2018-17 and therefore has not consolidated the assets, liabilities, or operating results of BeeStripe Ventures.

NOTE C – NOTES PAYABLE

<u>Secured Promissory Notes</u>

	2019	2018
On June 5, 2017 the Company entered into a secured promissory note with Millennium Trust Company, LLC, a related party, for $50,000 with an interest rate of 8% per annum on the unpaid principal balance. The unpaid principal balance and accrued interest is due in full on June 12, 2019. The promissory note is collateralized by personal property of the borrower. As of December 31, 2018, the principal and interest was $56,000.		
On August 5, 2019, this note was modified and superseded by a new agreement that extended the maturity date to December 31, 2020. The principal amount of this note, $58,603, comprises the opening principal of $50,000 and accrued interest of $8,603, reflecting 8% annually through August 5, 2019. The modified note bears interest at 8% and all unpaid principal and interest is due and payable on December 31, 2020. The other terms of the note remain consistent with the previous agreement.	$ 58,603	$ 50,000
On September 12, 2017 the Company entered into a secured promissory note with Millennium Trust Company, LLC, a related party, for $100,000 with an interest rate of 8% per annum on the unpaid principal balance. The unpaid principal balance and accrued interest is due in full on September 18, 2019. The promissory note is collateralized by personal property of the borrower. As of December 31, 2018, the principal and interest was $109,667.		
On August 5, 2019, this note was modified and superseded by a new agreement that extended the maturity date to December 31, 2020. The principal amount of this note, $115,058, comprises the opening principal of $100,000 and accrued interest of $15,058, reflecting 8% annually through August 5, 2019. The modified note bears interest at 8% and all unpaid principal and interest is due and payable on December 31, 2020. The other terms of the note remain consistent with the previous agreement.	115,058	100,000
Balance carried forward	$ 173,661	$ 150,000

NOTE C – NOTES PAYABLE (continued)

	2019	2018
Balance brought forward	$ 173,661	$ 150,000

On January 5, 2018 the Company entered into a secured promissory note with Steven M. Markowitz 1999 Trust, a related party, for $100,000 with an interest rate of 8% per annum on the unpaid principal balance. The unpaid principal balance and accrued interest is due in full on January 10, 2020. The promissory note is collateralized by personal property of the borrower. As of December 31, 2018, the principal and interest was $108,000.

On August 5, 2019, this note was modified and superseded by a new agreement that extended the maturity date to December 31, 2020. The principal amount of this note, $112,559, comprises the opening principal of $100,000 and accrued interest of $12,559, reflecting 8% annually through August 5, 2019. The modified note bears interest at 8% and all unpaid principal and interest is due and payable on December 31, 2020. The other terms of the note remain consistent with the previous agreement.	112,559	100,000

On March 30, 2018 the Company entered into a second secured promissory note with Steven M. Markowitz 1999 Trust, a related party, for $50,000 with and interest rate of 8% per annum on the unpaid principal balance. The unpaid principal balance and accrued interest is due in full on April 2, 2020. The promissory note is collateralized by personal property of the borrower. As of December 31, 2018, the principal and interest was $53,000.

On August 5, 2019, this note was modified and superseded by a new agreement that extended the maturity date to December 31, 2020. The principal amount of this note, $55,381, comprises the opening principal of $50,000 and accrued interest of $5,381, reflecting 8% annually through August 5, 2019. The modified note bears interest at 8% and all unpaid principal and interest is due and payable on December 31, 2020. The other terms of the note remain consistent with the previous agreement.	55,381	50,000
Total secured promissory notes	$ 341,601	$ 300,000

NOTE C – NOTES PAYABLE (continued)

Convertible Promissory Notes

	2019	2018
On May 24, 2019, the Company entered into a convertible promissory note with Eigo Amakata Revocable Living Trust, for $350,000 with an interest rate of 4% per annum on the unpaid principal balance, computed on the basis of the actual number of days elapsed on a 365-day year. All unpaid principal, together with any then unpaid and accrued interest are payable on May 31, 2020. If the Company enters into a "Qualified Financing" transaction in which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $2,500,000 with the principal purpose of raising capital, the outstanding principal amount of this Note and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.	$ 350,000	$ -
On June 20, 2019, the Company entered into a convertible promissory note with BeeStripe Ventures, LLC, a related party, for $50,000 with an interest rate of 4% per annum on the unpaid principal balance, computed on the basis of the actual number of days elapsed on a 365-day year. All unpaid principal, together with any then unpaid and accrued interest are payable on May 31, 2020. If the Company enters into a "Qualified Financing" transaction in which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $2,500,000 with the principal purpose of raising capital, the outstanding principal amount of this Note and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.	50,000	-
On June 20, 2019, the Company entered into a convertible promissory note with Steven M. Markowitz 1999 Trust, a related party, for $100,000 with an interest rate of 4% per annum on the unpaid principal balance, computed on the basis of the actual number of days elapsed on a 365-day year. All unpaid principal, together with any then unpaid and accrued interest are payable on May 31, 2020. If the Company enters into a "Qualified Financing" transaction in which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $2,500,000 with the principal purpose of raising capital, the outstanding principal amount of this Note and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.	100,000	-
Balance carried forward	$ 500,000	$ -

NOTE C – NOTES PAYABLE (continued)

	2019	2018
Balance brought forward	$ 500,000	$ -
On June 20, 2019, the Company entered into a convertible promissory note with Tim Vorbach for $150,000 with an interest rate of 4% per annum on the unpaid principal balance, computed on the basis of the actual number of days elapsed on a 365-day year. All unpaid principal, together with any then unpaid and accrued interest are payable on May 31, 2020. If the Company enters into a "Qualified Financing" transaction in which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $2,500,000 with the principal purpose of raising capital, the outstanding principal amount of this Note and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.	125,000	-
Total convertible promissory notes	$ 625,000	$ -

	2019	2018
Total secured promissory notes	$ 341,601	$ 300,000
Total convertible promissory notes	625,000	-
Total borrowings	966,601	300,000
Less: current portion	(966,601)	(200,000)
Total non-current portion outstanding	$ -	$ 100,000

At December 31, 2019, all outstanding balances were scheduled to mature in 2020. At December 31, 2018, $200,000 of the outstanding balance was scheduled to mature in 2019 with the remaining $100,000 scheduled to mature in 2020. For the years ended December 31, 2019 and 2018, interest expense amounted to $38,888 and $22,762, respectively. Interest accrued on these notes as of December 31, 2019 and 2018 was $24,419 and $27,229, respectively. The Company did not incur any associated costs with the modification of its secured promissory notes in 2019. As further disclosed in note H, the Company executed conversions and modifications of the outstanding notes payable in 2020.

NOTE D – INCENTIVE STOCK OPTION PLAN

Effective August 1, 2017, the Company's Board of Directors adopted an Equity Incentive Plan ("Incentive Plan") which authorized the granting of options to purchase common stock to officers and key employees at a price per share generally equal to or above the fair market value of the Company's shares on the date the option is granted. Options vest over various periods of up to five years as determined by the Company's officers at the time the options are granted. Options may be granted under the Plan for up to ten years after the grant date, subject to accelerated expiration upon termination of employment, if sooner. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including Incentive Stock Options and Nonqualifying Stock Options) is 500,000 common shares. The Company determined the fair value of options issued through December 31, 2017 based upon the offering price of its Series Seed I Preferred Stock.

NOTE D – INCENTIVE STOCK OPTION PLAN (continued)

Effective October 2, 2019, the Company amended its Incentive Plan increasing the number of shares of Common Stock available for issuance by 1,289,213 to an aggregate of 1,789,213 shares. Further, effective December 5, 2019, the Company amended its Incentive Plan increasing the number of shares of Common Stock available for issuance by 294,120 to an aggregate of 2,083,333 shares. The calculated fair value of the options available to be issued under the Plan were estimated as of May 31, 2019 using a market approach based valuation by a third-party specialist. The expected stock price volatility was calculated based on historical data of publicly traded, peer companies. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms.

The fair value assumptions related to options outstanding as of December 31, 2019 were as follows:

Dividend yield	0.000%
Risk-free rate	2.730%
Expected volatility	80.000%
Expected term	2 years

The expected dividend yield was zero as the Company does not anticipate paying a dividend within the relevant time frame. The following table summarizes the share option activity under the Plan for the years ended December 31, 2019 and 2018:

	2019			2018		
	Number of shares	Weighted average exercise price per share	Weighted average term remaining years	Number of shares	Weighted average exercise price per share	Weighted average term remaining years
Outstanding at January 1,	162,910	$ 0.025		-	$ -	-
Granted	374,283	0.04	9.62	162,910	0.025	9.26
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Outstanding at December 31,	537,193	0.035	9.51	162,910	0.025	9.26
Exercisable at December 31,	309,671	0.029	7.86	82,813	$ 0.025	9.26

The aggregate intrinsic value in the table above is before applicable income taxes and represents the excess amount over the exercise price option recipients would have received if all options had been exercised on the date of issue, based on a valuation of the Company's stock for that day.

The aggregate amount charged against income in relation to stock-based awards was $5,894 and $6,574 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the unrecognized compensation expense related to non-vested stock options grants was $6,423 and $12,317, respectively, which will be amortized and recognized in the statement of operations through 2021.

NOTE D – INCENTIVE STOCK OPTION PLAN (continued)

The Company is required to estimate potential forfeitures of stock grants and adjust share-based compensation expense accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

NOTE E – STOCKHOLDERS' EQUITY

Preferred Stock
Series Seed I Preferred Stock
In May 2018, the Company issued 4,000,000 shares of Series Seed I Preferred Stock for the purchase price of $0.025 per share for an aggregate purchase price of $100,000.

Series Seed Preferred Stockholders are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series Seed Preferred Stock are convertible as of the record date.

Series Seed II Preferred Stock
In August 2018, the Company issued 4,000,000 shares of Series Seed II Preferred Stock for the purchase price of $0.125 per share for an aggregate purchase price $500,000.

In February 2019, the Company issued 2,000,000 shares of Series Seed II Preferred Stock for the purchase price of $0.125 per share for an aggregate purchase price of $250,000.

Series Seed II Preferred Stockholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock are convertible as of the record date.

Convertibility
Each share of Series Seed I Preferred Stock is convertible, at the option of the holder, into such number of common stock as determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price in effect at the time of conversion. Each share of Series Seed II Preferred Stock is convertible, at the option of the holder, into such number of common stock as determined by dividing the Series Seed II Original Issue Price by the Series Seed II Conversion Price in effect at the time of conversion. No fractional shares of Common stock shall be issued upon conversion of the Preferred Stock. Any shares of Preferred Stock converted will be retired and cancelled and may not be reissued as shares of Series Seed I or Series Seed II.

As of December 31, 2019 and 2018, there has not been any conversions from Series Seed I or Series Seed II Preferred Stock into common stock.

NOTE E – STOCKHOLDERS' EQUITY (continued)

Dividends
The Company may not pay or set aside dividends on shares of any other class or series of capital stock of the Company unless holders of Seed Series I Preferred Stock and Seed Series II Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to i) that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share as if all shares had been converted into Common Stock and (B) the number of Common Stock issuable upon conversion of Preferred Stock or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustments as defined) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price as defined. As of December 31, 2019 and 2018, no dividends have been declared.

Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to holders of Common Stock. The holders of Preferred Stock are entitled to be paid an amount per share equal to the greater of (i) one time the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock.

Common Stock
Under the Company's original articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock and 4,000,000 shares of preferred stock. All shares have a par value of $0.0001 per share.

In February 2019, the Company amended and restated is articles of incorporation and authorized an additional 4,000,000 shares of common stock and 4,000,000 shares of preferred stock. Bringing the total authorized shares to 24,000,000 shares of common stock and 12,000,000 shares of preferred stock. All shares have a par value of $0.0001 per share.

As of December 31, 2019, the Company has issued 6,949,302 shares of common stock to its investors which has a value of $695 at par value. During 2019, the Company retired 1,583,333 shares of common stock with a value of $158. As of December 31, 2018, the Company has issued 8,532,635 shares of common stock to its investors which has a value of $853.

Under the Certificate of Incorporation, the holders of the common stock are entitled to one vote for each share of common stock. Under the Stockholders' Agreement, common stockholders cannot sell or transfer their stock or any interest without prior written consent from the Company. If the stockholder elects to sell or transfer the shares of common stock, the stockholder shall first give written notice to the Company identifying the proposed transferee, the number of shares to be transferred and the proposed purchase price.

Dividends
Subject to the conditions and preferences afforded to Preferred Stock holders as noted above, the Company may pay or set aside dividends as declared.

NOTE E – STOCKHOLDERS' EQUITY (continued)

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, as defined, after the payment of all preferential amounts to holders of Preferred Stock, the remaining assets of the Company available for distribution shall be distributed among the holders of Common Stock.

NOTE F – RELATED PARTY TRANSACTIONS

As previously disclosed, the Company has outstanding secured and convertible promissory notes with related parties. In addition, the Company is the primary beneficiary of the variable interest in BeeStripe Ventures, LLC; specifically, that a member of the Company's board and stockholder is a stockholder of the variable interest entity and the variable interest was formed solely to invest in the Company.

NOTE G – INCOME TAXES

The components of the net income tax expense consist of the following as of December 31, 2019 and 2018:

	2019			2018		
	Federal	State	Total	Federal	State	Total
Current	$ -	$ 250	$ 250	$ -	$ 250	$ 250
Deferred	-	-	-	-	-	-
			$ 250			$ 250

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31, 2019 and 2018:

	2019	2018
Deferred tax assets and liabilities		
Net operating losses	$ 470,000	$ 223,000
Share-based compensation	24,000	12,000
Inventory	3,000	2,000
Gross deferred tax assets	497,000	237,000
Less: valuation allowance	(497,000)	(237,000)
Net deferred tax assets	$ -	$ -

NOTE G – INCOME TAXES (continued)

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is deemed in accordance with the provisions of ASC No. 740, Income Taxes, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized. As of December 31, 2019 and 2018, the Company has applied a valuation allowance against its deferred tax assets net of the expected income from the reversal of the deferred tax liabilities. The valuation allowance increased by $260,000 and $192,000 in 2019 and 2018, respectively, primarily due to increases in the operating losses of the Company.

As of December 31, 2019 and 2018, the Company had federal net operating loss carryforwards of $1,759,775 and $981,872, respectively, which can be carried forward indefinitely. As of December 31, 2019 and 2018, the Company had state of Hawaii net operating loss carryforwards of $1,451,051 and $673,148, respectively which can be carried forward indefinitely. As of December 31, 2019 and 2018, the Company had state of Connecticut net operating loss carryforwards of $6,363 and $6,363, respectively which can be carried forward indefinitely.

Recent Tax Legislation

On December 22, 2017 the Tax Cuts and Job Act ("TCJA") was enacted into law, which significantly changes existing U.S. tax law and includes numerous provisions that affect the Company's business, such as reducing the U.S. federal statutory tax rate. The TCJA reduces the U.S. federal statutory tax rate from 35% to 21% effective January 1, 2018.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") removed the 80% limitation on the use of net operating losses ("NOLs") enacted by the Tax Cuts and Jobs Act of 2017 ("TCJA") with respect to NOLs carried to any taxable year beginning before January 1, 2021, and, thus, NOLs can generally be used to offset fully taxable income in these taxable years.

NOTE H - SUBSEQUENT EVENTS

The recent outbreak of a COVID-19, which the World Health Organization has declared to constitute a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in financial and business markets globally. The global impact of the outbreak is rapidly evolving, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries.

NOTE H - SUBSEQUENT EVENTS (continued)

As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Any public health emergency, including any outbreak of COVID-19 or other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on the Company's income and results of operations. Management considers the emergency of the COVID-19 pandemic to be a non-adjusting post balance sheet event and hence any future impact is likely to be at future reporting dates.

Management has evaluated its December 31, 2019 and 2018 financial statements for subsequent events through August 14, 2020, the date the financial statements were available to be issued, and except as disclosed below, is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

On July 21, 2020, the Company executed conversions of its convertible promissory into Simple Agreement for Future Equity ("SAFE") instruments. The 2020 SAFE has an aggregate purchase price limit of $500,000, unless the Company elects to increase such amount, and provides for a $10,000,000 pre-money valuation cap.

Effective July 24, 2020, the Company amended its Incentive Plan increasing the number of shares of Common Stock available for issuance by 3,500,000 to an aggregate of 5,583,333 shares.

EXHIBIT B

Company Summary



MicroVentures



Company: LifeDNA

Market: Health and Wellness

Product: Health and wellness platform that leverages genomics to deliver personalized recommendations

Company Highlights

- Served more than 11,500 customers globally, with the company growing its users 1,291% in Q2 2020
- Partnered with Health First Network, a Canadian health and wellness retailer with 130 stores,[i] in July 2020
- Through Q2 2020, the company has generated $254,336 of revenue, up 196% when compared to the same period in 2019
- Steve Markowitz, the chairman of the company, previously founded and led Mypoints.com to an IPO[ii]

EXECUTIVE SNAPSHOT

Hawaii-based LifeDNA is a healthtech company that aims to deliver personalized health and wellness insights to users globally. The company essentially wants to act as a dashboard for one's health, where lifestyle, environment, biometric, and genetic data are integrated to create a holistic approach towards wellness. Since inception in 2017, the company has achieved many milestones, including:

- Served more 11,500 customers globally, with the company growing its users 1,291% in Q2
- April 2020 was a record month with 2,671 new users
- Partnered with Health First Network, a Canadian health and wellness retailer with 130 stores,[iii] in July 2020
- Through Q2 2020, the company has generated $254,336 of revenue, up 196% when compared to the same period in 2019
- Featured in Forbes,[iv] Daily Mail,[v] Entrepreneur, [vi] CNN Philippines,[vii] and many other publications

PERKS

Investors that purchase the first 200,000 Crowd Notes, and thereby fund the first $200,000, will receive Crowd Notes with a conversion provision based on a $8 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $8 million valuation cap (instead of $10 million).

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.



MicroVentures

Tier 1: $250-$999

Investor who has had a DNA test done with 23andMe, Ancestry, MyHeritage, or LivingDNA: $149 total value

- Upload their DNA data and get all of the LifeDNA reports for free with the exception of the ones that are exclusive to the Platinum membership ($149 retail value)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Investor needing a DNA test: $174.50 total value

- 50% off of the LifeDNA test, including all of the reports ($149 retail value)

- Includes 3 months of the LifeDNA platinum membership ($25 retail value)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Tier 2: $1,000 - $4,999

Investor who has had a DNA test done with 23andMe, Ancestry, MyHeritage, or LivingDNA: $329 total value

- All LifeDNA reports for free ($149 retail value)

- Includes 1 year of the LifeDNA platinum membership ($60 retail value)

- Includes 6 months access to LifeDNA's nutrition app coming out later this year ($120 retail value)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Investor needing a DNA test: $359 total value

- LifeDNA test and reports for free ($299 retail value)

- Includes 1 year of the LifeDNA platinum membership ($60 retail value)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Tier 3: $5,000 - $9,999

Investor who has had a DNA test done with 23andMe, Ancestry, MyHeritage, or LivingDNA: $329 total value + 1 on 1 video with the founders.

- All LifeDNA reports for free ($149 retail value)

- Includes 1 year of the LifeDNA platinum membership ($60 retail value)

- Includes 6 months access to LifeDNA's nutrition app coming out later this year ($120 retail value)

- 1 on 1 video conferencing call with the founders (Cyril and Steve)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports



MicroVentures

Investor needing a DNA test: $479 total value + 1 on 1 video with the founders.

- LifeDNA test and reports for free ($299 retail value)

- Includes 1 year of the LifeDNA platinum membership ($60 retail value)

- Includes 6 months access to LifeDNA's nutrition app coming out later this year ($120 retail value)

- 1 on 1 video conferencing call with the founders (Cyril and Steve)

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Tier 4: $10,000+

Investor who has had a DNA test done with 23andMe, Ancestry, MyHeritage, or LivingDNA: $534 value + 1 on 1 video and outdoor activities with the founders + lifetime platinum membership. ($60/year value)

- All LifeDNA reports for free ($149 retail value)

- Includes a lifetime membership to LifeDNA platinum

- Includes 1-year access to LifeDNA's nutrition app coming out later this year ($200 value)

- 1 on 1 video conferencing call with the founders (Cyril and Steve)

- Parasailing with LifeDNA's co-founders in beautiful Honolulu Hawaii ($85 value)

*Flight and accommodation not included.

- 1 on 1 snorkeling with LifeDNA's CEO Cyril Moukarzel ($100 value)

*Flight and accommodation not included.

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

Investor needing a DNA test $604 value + 1 on 1 video and outdoor activities with the founders + lifetime platinum membership. (60/year value)

- LifeDNA test and reports for free ($299 retail value)

- Includes a lifetime membership to LifeDNA platinum

- Includes 6 months access to LifeDNA's nutrition app coming out later this year ($120 retail value)

- 1 on 1 video conferencing call with the founders (Cyril and Steve)

- Parasailing with LifeDNA's co-founders in beautiful Honolulu Hawaii ($85 value)

*Flight and accommodation not included.

- 1 on 1 snorkeling with LifeDNA's CEO Cyril Moukarzel ($100 value)



*Flight and accommodation not included.

- Exclusive referral code that gives up to 3 friends 50% off LifeDNA test and reports

COMPANY SUMMARY

Opportunity

The $4T+ health and wellness global industry is becoming an increasingly large part of the economy and consumers' lives. Wellness has moved from being an episodic thought for consumers, to something that drives daily decisions around food purchases, mental health, fitness, environmental consciousness, and more.[viii] Now, there is increasing demand for personalized care solutions for individual medical, nutritional, and wellness profiles.[ix]

Founded in 2017, LifeDNA is a health and wellness platform designed to leverage genomics to deliver personalized recommendations and insights to consumers. As indicated on the LifeDNA website, the company leverages peer-reviewed research to generate detailed DNA reports, with the company initially focusing on helping users better understand their general health, nutrition, skincare, fitness, and more. Looking ahead, the company is expanding into physical retail through a pilot partnership with Health First Network in Canada, as well as into new reports and product lines.

Product

LifeDNA aims to empower consumers with deeper, personalized insights around their health and wellness. The company formulates these insights through an in-house algorithm that incorporates a consumer's genetics and the company's database of third-party research, with LifeDNA's goal being to provide a platform that combines lifestyle, environment, biometrics, and genetics to create an integrated and fully personalized approach to health, wellness, and medicine.



How It Works

The steps for consumers who are interested in gaining these personalized insights from LifeDNA reports are as follows:



1. **DNA Analysis:** LifeDNA can analyze DNA data from websites like 23andMe, Ancestry, MyHeritage, and more that consumers provide. Alternatively, the company can send over a DNA swab test kit for consumers to obtain DNA data for the first time.
2. **Research Database:** As outlined on the company website, LifeDNA references an extensive database of peer-reviewed studies to develop the recommendations for users.
3. **Personalized Reports:** After examining the variations (single nucleotide polymorphisms, or SNPs) in a consumer's genome through its algorithm – the most common type of genetic variation among people[x] – LifeDNA generates personalized reports to inform users of potential genetic strengths, weaknesses, and health concerns.
4. **Access:** Users are then able to access their personalized reports and insights online.



1
Order
2
Swab Your Cheek
OR
2
Upload Existing DNA
3
Analyze Your Sample
4
Access Your Results

Reports

LifeDNA aims to offer reports that address health and wellness holistically, so users can better understand their personal needs. When a consumer purchases a LifeDNA report bundle, they gain access to unique insights in the following areas:

General Health and Wellness





LifeDNA
Health & Wellness
REPORT

Nutrition

LifeDNA
Nutrition
REPORT



Fitness



LifeDNA
Fitness
REPORT

Immunity and Vitamins



LifeDNA
REPORT

Personality and Cognition





LifeDNA
REPORT

Skincare

LifeDNA
Skincare
REPORT

Additionally, the company recently launched a disease susceptibility report and a preliminary COVID-19 potential response report.

Use of Proceeds

At the conclusion of this raise, LifeDNA intends to allocate funds across a variety of functions, including general marketing (30%), future wages (60%), and general working capital (10%).





Use of Proceeds: Minimum Raised ($25k)
General Marketing
Future Wages
General Working Capital
$2,500
$15,000

Use of Proceeds: Maximum Raised ($1.07m)
General Marketing
Future Wages
General Working Capital
$107,000
$642,000



Future Wages	General Marketing	General Working Capital
The company intends to use a portion of funds towards future wages to build out its team. The company aims to hire for the following positions: *Director of Marketing*: The addition of this position is designed to enable LifeDNA to scale its direct to consumer business, acquire new customers and subscribers while keeping customer acquisition costs at a minimum. *Director of Business Development*: Adding a Director of Business Development is anticipated to enable LifeDNA to expand its revenue stream beyond just the direct to consumer model through partnering with businesses that were interested in using the company's technology to augment their product for their customers or employees. *Director of Product and Operations*: This position is focused on helping LifeDNA continuously improve its product offering with the goal of increasing retention and reducing churn.	LifeDNA will allocate a portion of funds towards general marketing. The company intends to market through paid social and paid search, with a focus on customers interested in improving their health and wellness. Additionally, LifeDNA is exploring influencer marketing campaigns to increase brand awareness.	Funds used toward general working capital will be distributed towards software tools, legal fees, insurance, and other operational expenses.

Product Roadmap

Throughout the rest of 2020 and into 2021, LifeDNA's focus is on improving its existing reports while and adding new features. Looking forward, the company intends to expand and increase subscription revenue and provide continuous value to the user.

Q4 2020
- Additional traits added to the COVID-19, nutrition, and fitness reports
- Beta launch of the LifeDNA meal plan app and subscription



- Launch the Carrier Trait report

Q1/Q2 2021
- Additional traits added to all LifeDNA reports
- Integration with biometric data to make LifeDNA reports and recommendations more useful to the consumer (sleep trackers, activity monitors, etc)
- Launch health tracking for all LifeDNA subscribers via comprehensive questionnaire and follow up system
- Full launch of the LifeDNA fitness plan app and subscription

Business Model

LifeDNA sells its health and wellness product platform directly to consumers. The company's focus is to add as many customers as possible onto its platform through the sale and delivery of an initial health and wellness report with the goal of ultimately selling ancillary reports, wellness subscriptions, and other add-ons to its users. The company aims to interact with its consumers on a recurring basis, thereby creating a "sticky" relationship, where LifeDNA provides continued health and wellness insights to users.

Consumers can purchase the LifeDNA reports bundle for $149 if they already have DNA data from 23andMe, Ancestry, or MyHeritage. Consumers are delivered more than 100 unique trait reports that aim to outline their personality, fitness, nutrition, supplementation, disease susceptibility, COVID-19 response, and skincare DNA reports. Should a consumer not have their DNA data already, LifeDNA offers the reports plus a DNA kit for $299.

Consumers can also purchase single reports for as little as $7.

LifeDNA currently offers one health and wellness membership tier – the Platinum membership – with the company planning to expand into other membership verticals later this year. Features, pricing, and other notable information includes:

Platinum Membership	DNA Fitness Plans	Optimization Program
$60 per year or $25 per quarter - Unlimited updates to a user's reports, with new updates released monthly	$200 per year or $20 per month - DNA-based meal plans, macronutrients, and recommendations - Full launch estimated for November 2020	$450 per year or $49 per month - Meal plans, fitness plans, supplement and lifestyle recommendations - Mobile follow up and tracking via a medical symptom questionnaire - Quarterly consultations - Full launch estimated for March 2021


Consumer

LifeDNA has served customers around the globe, including countries like the U.S., Canada, Argentina, the United Arab Emirates, Germany, and Australia. Since November 2017, the company has provided reports to nearly 11,600 clients. Additional user-base information includes:

- The company has seen record customer growth in April, May, and June 2020, with 2,500+ users signing up each month
- April 2020 was a record month with 2,671 new users
- In 2020, the company grew 1,291% from Q1 to Q2



Business

In July 2020, LifeDNA entered into a partnership with Health First Network (HFN), an independent health and wellness retailer in Canada with 130 locations.[xi] Fully launching in Q4 2020, HFN will introduce and sell LifeDNA products to customers at 20 stores. The pilot will last for three months, with the opportunity for expansion to the rest of HFN partner stores in 2021 should the partnership be deemed successful.




Through Q2 2020, LifeDNA has generated $254,336 of revenue, up 196% when compared to the same period in 2019. In 2019, the company generated revenue totalling $142,905, compared to $83,211 in 2018. In 2017, LifeDNA earned neglible revenue as it was focused on product development and getting to market. Since inception through Q2 2020, LifeDNA has generated $483,528 in total revenue.



In 2020, LifeDNA has incurred $461,250 in total expenses through Q2, a 14% decreased when compared to the same period in 2019. Expenses rose in Q2 2020, as the company increased marketing spend. Throughout all of 2019, LifeDNA incurred $908,933 in expenses, up from $640,536 in 2018. In 2017, the company experienced $162,712 in total expenses.





A breakdown of operating expenses from 2019 is as follows:



A breakdown of operating expenses from 2018 is as follows:



A breakdown of operating expenses from 2017 is as follows:




in 2020, LifeDNA has sustained a net operating loss of about $208,000 through Q2. In 2019, the company incurred a net operating loss of $787,673, up from a net operating loss of $575,036 in 2018. In LifeDNA's first year of operation it sustained a net operating loss of $161,442. The company currently has over $125,000 in cash on hand.



INDUSTRY AND MARKET ANALYSIS

Health and Wellness

The global health and wellness industry has been growing quickly, reaching $4.2 trillion in 2017 according to the Global Wellness Institute (GWI). From 2015 to 2017, the wellness economy grew at a rate of 6.4% annually, compared to 3.6% for global economic growth. One contributing factor to this growth is the changing consumer mindset related to wellness. Consumers now take wellness into consideration into many of their daily decisions,



whether its food purchases, mental wellness, fitness, environmental consciousness, or more. According to Katherine Johnston, a Global Wellness Institute senior research fellow, wellness for consumers is evolving from episodic to essential.[xii]

Genetic Testing

The direct to consumer (DTC) genetic testing market surpassed $1 billion in value in 2019 and is expected to grow at a compounded annual growth rate (CAGR) of 12.8% from 2020 to 2028, reaching a size of $6.36 billion by the end of the forecasting period.[xiii] There are thousands of genetics tests available that can be used in the following ways:[xiv]

- **Diagnostics**: Identifies whether an individual has a certain genetic disease (e.g. cystic fibrosis and Huntington's disease)
- **Predictive genetic testing**: Determines whether an individual may have an increased risk for a specific disease
- **Carrier Screening**: Tests performed on a large segment of the asymptomatic population to determine whether they need more definitive testing to diagnose a genetic disease (e.g. newborn screening and noninvasive prenatal screening)
- **Pharmacogenomics**: Identifies variations in an individual's genetic makeup to determine whether a drug is suitable for that patient
- **Whole-genome and whole-exome sequencing**: Most often used in complex diagnostic cases, but is being explored for use in asymptomatic individuals to predict future disease
- **Tumor analysis**: Examines genetic markers in a tumor to determine which genetic alterations are driving tumor growth and which therapies would be most effective
- **Ancestry**: Used help explore genetic ancestry

While most genetic tests are only available through a healthcare provider, the DTC genetic testing market still covers a wide range of tests, including potential predisposition to inherited diseases, traits (e.g. male hair loss), wellness, carrier status, and paternity testing.[xv] Prices of DTC genetic tests range from less than $100 to a few thousand dollars. While some companies claim that DTC genetic tests can measure the risk of developing a specific disease, the FDA and Centers for Disease Control and Prevention (CDC) state that the risk of such diseases comes from many sources, not just genetics. Consumers are encouraged to speak with a doctor or healthcare practitioner about these tests before making health-related decisions. [xvi]

LifeDNA currently offers reports that fall under "Low Risk General Wellness" generic testing that cover topics such as fitness, skincare, and nutrition. The FDA generally does not review these types of products. [xvii]

mHealth

The practice of leveraging mobile applications to monitor and seek to improve one's health is known as "mHealth". In 2018, the global mHealth market, which incorporates segments such as fitness, lifestyle management, nutrition and diet, and disease management was valued at $12.4 billion, and is projected to grow at a compounded annual growth rate (CAGR) of 44.7% between 2019 and 2026. Grandview Research notes that rising promotion of mHealth apps to create positive health outcomes, along with the increasing preference for



mobile apps, are some of the driving factors for the mHealth applications market. In addition, mHealth platforms are expected to increase as more physicians recommend health-related apps. [xviii]

Venture Capital Financings

Highlights from venture capital financings into health tech companies from 2009 to 2019 include:[xix]

- Capital invested totaled $13.15 billion in 2019, down from 2018, where it peaked at $14.23 billion
- Deal count was also down in 2019, totaling 1,895 deals from 2,132 deals in 2018
- Deal count peaked in 2017, with 2,213 total deals
- From 2009 to 2019, there was over $65.5 billion invested across more than 14,100 deals in health tech companies



COMPETITORS

23andMe: 23andMe launched its Personal Genome Service® in 2007 with a mission to help people access, understand, and benefit from the human genome. Through its consumer product, 23andMe seeks to give individuals easy and affordable access to their genetic information with a list of reports on physical traits, wellness, carrier status of various medical conditions, and genetic ancestry. The company boasts over twelve million customers and has collected three billion phenotypic data points.[xx] In 2018, the company generated an estimated $475 million in revenue.[xxi] In January 2020, it was reported that the company laid off about 100 employees, which was around 14% of its workforce.[xxii] Since founding the company has raised $791 million in funding from firms like Sequoia Capital, Roche, Johnson and Johnson, Google Ventures, and Illumina.[xxiii]

AncestryDNA: AncestryDNA is a DNA testing service provided by Ancestry.com. The service requires a saliva test that can be done at home and then mailed back to a lab. For $59, AncestryDNA helps individuals learn more about their ethnicity and family history by analyzing a user's DNA against its existing user database. For $119, the company offers AncestryHealth, which includes the AncestryDNA information plus personalized health reports and other features.[xxiv] In August 2020, the company was acquired by Blackstone for $4.7 billion. At the time of the acquisition, Blackstone disclosed that Ancestry has more than $1 billion in annual revenue and three million paying subscribers. [xxv]



Vitagene: San Francisco-based Vitagene utilizes machine learning, data analytics, and genomics to provide consumers with personalized health through DNA samples. The company offers three different DNA report bundles, the health and ancestry DNA tests and report ($89), the premium health and ancestry DNA test and report ($109), and the premium health and ancestry test and report and supplement plant ($269).[xxvi] In May 2020, the company announced the availability of 50,000 of its FDA-approved, at-home COVID-19 test kits.[xxvii] The test is currently available for purchase for $129 on the company's website.[xxviii] In the company's COVID-19 test kit availability announcement, it also disclosed it raised $7 million of additional funding.[xxix]

GenoPalate: Founded in 2016, GenoPalate focuses on helping consumers optimize their nutrition based on their DNA. Interested customers can purchase a variety of plans that cost between $39.95 and $179.95 and receive insights on the best foods for their bodies, genetic needs for 23 nutrients, lactose and gluten sensitivity likelihood, and personalized meal recipes based on their DNA.[xxx] In the reports, users will learn the 100+ best foods for their genes across 16 categories, like fruits, herbs and spices, meats, grains, breads, and more.[xxxi] In May 2020, the company announced a partnership with Edamam to create the world's largest food and recipe database that would be accessible for people using GenoPalate's technology to eat a healthier diet based on their genetic information. Edamam reports having more than 750,000 foods and over five million recipes in its database.[xxxii] In December 2019, it was reported the company was targeting a $3 million funding round, of which $1 million had already been raised.[xxxiii]

EXECUTIVE TEAM



Steve Markowitz, Chairman: In addition to his role at LifeDNA as the Chairman, Steve is a Honolulu-based impact investor focused on healthtech. Notably, he was the founding chairman and CEO of online loyalty marketing pioneer MyPoints.com, where he led the company to an IPO.[xxxiv] Under his leadership, the company grew from zero to 16 million consumer members.[xxxv] Additionally, Steve is also an inventor, with numerous issued U.S. patents in applied science.[xxxvi] Steve graduated with his MBA and BA in East Asian Languages from the University of California at Berkeley.



Cyril Moukarzel, CEO: Cyril started LifeDNA with the goal of making personalized medicine more accessible and helping everyday consumers live healthier. He has spent his career in startups, where he has focused on marketing and growth. Cyril has also been featured in publications such as CNN,[xxxvii] Forbes,[xxxviii] and Entrepreneur.[xxxix] He has a Bachelor of Commerce with a specialization in marketing from the University of Ottawa's Telfer School of Management.

PAST FINANCING

To date, LifeDNA has raised $475K from outside investors, $500K from BeeStripe Ventures, a boutique venture capital firm for which LifeDNA chairman Steve Markowitz is a managing partner, and the remainder from Steve Markowitz. Funds have been used towards marketing, product development, and other general operational expenses.



Round	Date	Amount	Security Type	Price Per Share	Interest Rate	Discount Rate	Valuation (Cap)
SAFE Round	Jul-20	$367K	SAFE	N/A	N/A	N/A	$10M
Bridge Round	May-19	$625K	Convertible Note	N/A	4%	25%	$10M
Series Seed II	Sep-18	$650K	Series Seed II Preferred Stock	$0.125	N/A	N/A	$4.5M
Series Seed	May-17	$100K	Series Seed Preferred Stock	$0.025	N/A	N/A	$700K

Source: LifeDNA Cap Table

Investors:	• BeeStripe Ventures	• Angel Investors

The promissory notes, plus accrued interest, were converted to Simple Agreement for Future Equity (SAFE) securities in July 2020.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $8 million or $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $8 million or $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Honolulu Civil Beat: How Susceptible are you to Coronavirus? The Answer Could be in your DNA
Hawaii Business Magazine: Local Startups Ride the Wellness Wave
Entrepreneur: How Cyril Moukarzel is Using DNA to Create the Future of Personalized Medicine
Daily Mail: Is Understanding Your DNA the Key to Losing Weight?
Forbes: Designing Health and Wellness Through DNA
NUTRA Ingredients-USA: Startup LifeDNA Recommends Skincare Products, Supplements, Based on Genetics

RISKS

Industry Risk

Most genetic tests are not regulated and can be marketed to consumers without independent verification of product accuracy and cited benefits.[xl] Direct-to-consumer genetic tests are not comprehensive; additional factors that can affect health and wellness include lifestyle, family medical history, and environment. [xli] The FDA has reminded consumers that these tests are not a substitute for traditional healthcare evaluations such as regular health screenings and visits to a healthcare provider.[xlii]

Regulatory Risk



In February 2018, the Federal Trade Commission published consumer guidance regarding DTC genetic tests, noting specifically that the FDA and CDC are not aware of any valid scientific studies that support the theory that genetic tests can be used to recommend nutritional choices, customize dietary supplements or cosmetics, or predict an individual's response to certain environmental exposures.[xliii]

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,


- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i http://healthfirstnetwork.ca/
ii https://www.cnet.com/news/mypoints-com-files-for-ipo/
iii http://healthfirstnetwork.ca/
iv https://www.forbes.com/sites/biancasalonga/2019/03/29/designing-health-and-wellness-through-dna/#454172221daf
v https://www.dailymail.co.uk/femail/article-7298783/Woman-tests-DNA-based-diet-loses-5lbs-weeks-eating-carbs.html
vi https://www.entrepreneur.com/article/332507
vii https://www.facebook.com/CNNPhilippines/videos/182328653085843/
viii https://www.globalwellnesssummit.com/press/press-releases/wellness-multi-trillion-global-economy/
ix https://journals.lww.com/nutritiontodayonline/fulltext/2019/07000/personalized_wellness_past_and_future__will_the.11.aspx
x https://ghr.nlm.nih.gov/primer/genomicresearch/snp
xi http://healthfirstnetwork.ca/
xii https://www.globalwellnesssummit.com/press/press-releases/wellness-multi-trillion-global-economy/
xiii https://www.gminsights.com/industry-analysis/direct-to-consumer-dtc-genetic-testing-market
xiv https://www.ama-assn.org/content/genetic-testing
xv http://aboutgeneticcounselors.com/Genetic-Testing/What-is-At-Home-Genetic-Testing
xvi https://www.consumer.ftc.gov/articles/0166-direct-consumer-genetic-tests
xvii https://www.fda.gov/medical-devices/vitro-diagnostics/direct-consumer-tests
xviii https://www.grandviewresearch.com/industry-analysis/mhealth-app-market
xix Pitchbook Data, Inc; Downloaded on June 22, 2020
xx https://mediacenter.23andme.com/company/about-us/
xxi https://www.forbes.com/sites/bizcarson/2019/06/06/23andme-dna-test-anne-wojcicki-prevention-plans-drug-development/#1896ca35494d
xxii https://www.theverge.com/2020/1/23/21078911/23andme-layoffs-100-employees-ceo-privacy-dna-testing
xxiii https://mediacenter.23andme.com/company/investors/
xxiv https://www.ancestry.com/dna/learn
xxv https://medcitynews.com/2020/08/blackstones-4-7b-acquisition-of-ancestry-raises-privacy-questions/
xxvi https://vitagene.com/



xxvii https://www.businesswire.com/news/home/20200509005020/en/Vitagene-Launches-FDA-Authorized-Saliva-based-%E2%80%9CZero

xxviii https://vitagene.com/

xxix https://www.businesswire.com/news/home/20200509005020/en/Vitagene-Launches-FDA-Authorized-Saliva-based-%E2%80%9CZero

xxx https://www.genopalate.com/

xxxi https://www.genopalate.com/pages/genopalate-reports

xxxii https://www.prweb.com/releases/genopalate_and_edamam_partner_to_make_personalized_healthy_eating_easier/prweb17145344.htm

xxxiii https://www.bizjournals.com/milwaukee/news/2019/12/18/sherry-zhang-looks-to-raise-more-capital-to-grow.html

xxxiv https://www.cnet.com/news/mypoints-com-files-for-ipo/

xxxv https://www.forbes.com/2001/06/04/0604united.html#7882f68234e5

xxxvi https://patents.justia.com/inventor/steven-m-markowitz

xxxvii https://www.facebook.com/CNNPhilippines/videos/182328653085843/

xxxviii https://www.forbes.com/sites/biancasalonga/2019/03/29/designing-health-and-wellness-through-dna/#454172221daf

xxxix https://www.entrepreneur.com/article/332507

xl https://www.genome.gov/about-genomics/policy-issues/Regulation-of-Genetic-Tests

xli https://hartfordhospital.org/health-wellness/health-resources/health-library/detail?id=abr9110&lang=en-us

xlii https://www.fda.gov/medical-devices/vitro-diagnostics/direct-consumer-tests

xliii https://www.consumer.ftc.gov/articles/0166-direct-consumer-genetic-test

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

LifeDNA, Inc.
1050 Queen Street, #100
Honolulu, HI 96814

Ladies and Gentlemen:

The undersigned understands that LifeDNA, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated September 8, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on March 1, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the

signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts of the State in which the executive office of the Company is located at the time of dispute, unless both parties agree otherwise in a specific case, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1050 Queen Street, #100, Honolulu, HI 96814 Attention: Cyril Moukarzel
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

LifeDNA, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

LifeDNA Inc.

CROWD NOTE

FOR VALUE RECEIVED, LifeDNA Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million

The "**Discount**" is 20%

The "**Offering End Date**" is March 1, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering End Date; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the Company's principal business office is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

LifeDNA Inc.

CROWD NOTE

FOR VALUE RECEIVED, LifeDNA Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap"** is $10 million

The "**Discount**" is 20%

The "**Offering End Date**" is March 1, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the Company's principal business office is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American

Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



Building the future of personalized wellness.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Problem



1

Healthcare is reactive in nature, rather than proactive[1]



2

We treat patients after they experience symptoms rather than engaging before[1]



3

One-size-fits-all approach isn't ineffective for everyone[2]

LifeDNA

1. https://www.medicaleconomics.com/view/how-proactive-approach-care-management-will-improve-member-health-and-reduce-costs
2. https://mendedhearts.org/story/one-size-fits-all/
3. https://innovaccer.com/events/webinars/unified-patient-records/

Our Mission & Vision

LifeDNA uses your genetics to provide you with personalized insights and products uniquely tailored to you and your individual needs.

- **Vision:** Platform that combines lifestyle, environment, biometrics, and genetics to create an integrated and fully personalized approach to health, wellness, and medicine.

- **Mission:** To inspire people to unlock the power of their DNA so they can live healthier, more fulfilling lives.

 Founded in May 2017
Privately funded : Raised ~$1.7M



LifeDNA

Our Vision

Platform that combines lifestyle, environment, biometrics, and genetics to create an integrated and fully personalized approach to health, wellness, and medicine.

> **Just like we have a dashboard for our cars, LifeDNA aims to be the dashboard for our bodies.**

Steps to Get There (focus for the next 18 months)

1 Add subjective lifestyle and environmental data via questionnaire

2 Introduce objective biometrics data via partnerships
- Blood analysis
- Fitbit (target partner example)
- Smart scales

3 Using above data to provide personalized products and recommendations

4 Combine objective and subjective data and start tracking improvements to consumers health

LifeDNA

Simple Process for Consumers


1
Order a Report
2
Swab Your Cheek
OR
2
Upload Existing DNA
3
We Analyze Your Sample
4
Then, You Can Access Your Results

LifeDNA

Opportunity



Total DNA kits tested by consumer genetics companies (Cumulative)[1]

30m		26.5m
25m		
20m		
15m	12.275m	
10m		
5m	330k 675k 1.57m 2.6m 4.475m	
0		
	2013 2014 2015 2016 2017 2018 2019	

Price of Consumer DNA Kit

2020: $59 [2]

2012: $99 [3]

2008: $399 [4]

2007: $999 [5]

1. https://www.technologyreview.com/2019/02/11/103446/more-than-26-million-people-have-taken-an-at-home-ancestry-test/
2. https://www.top10.com/dna-testing/the-cheapest-dna-testing-kits
3. https://techcrunch.com/2012/12/11/23andnotme/
4. https://www.cnet.com/news/23andme-named-best-2008-invention/
5. https://www.reuters.com/article/us-google-23andme/google-funded-23andme-offers-999-dna-test-idUSN1948129620071121

LifeDNA

Market

DTC Genetic Testing Market



$1 Billion in 2019[1]

- Growing at a 12.8% CAGR from 2020-2028[1]
- Total Cumulative Amount of DNA kit users in 2019 - 26.5M[2]

1. https://www.gminsights.com/industry-analysis/direct-to-consumer-dtc-genetic-testing-market
2. https://www.technologyreview.com/2019/02/11/103446/more-than-26-million-people-have-taken-an-at-home-ancestry-test/

LifeDNA

Market

Wellness



$4.2 Trillion in 2017[1]

- From 2015-2017, the wellness economy grew at a rate of 6.4% annually[1]
- Wellness is now of daily importance to many[1]

1. https://www.globalwellnesssummit.com/press/press-releases/wellness-multi-trillion-global-economy/

LifeDNA

Market

mHealth



$12.4 billion in 2018[1]

- From 2019 to 2026, projected to grow at 44.7% CAGR[1]
- mHealth incorporates mobile application segments like fitness, lifestyle management, nutrition, diet, and more[1]

LifeDNA

1. https://www.grandviewresearch.com/industry-analysis/mhealth-app-market

Business Model

B2C Model

Our focus is to get as many customers as possible on the LifeDNA platform. The funnel takes them from being a one-time customer, into hopefully a long-term LifeDNA subscriber



Recurring Revenue Plan: LifeDNA subscriptions

LifeDNA Platinum Membership

- ✅ $60/year or $25/month: All reports are digital without cost of goods sold
- ✅ Unlimited updates to a user's reports, with new updates released monthly

DNA Fitness Plans

- ✅ $200/year or $20/month
- ✅ DNA-based meal plans, macronutrients, and recommendations
- ✅ Full launch estimated for November 2020

LifeDNA's Optimization Program

- ✅ $450/year or $49/month
- ✅ Meal plans, fitness plans, supplement and lifestyle recommendations
- ✅ Monthly follow up and tracking via medical symptom questionnaire, with quarterly consultations
- ✅ Full launch estimated for March 2021

LifeDNA

LifeDNA Platform

https://www.lifedna.com/preview/lab


LifeDNA
How It Works
Reports
FAQs
COVID-19
Login
Welcome
Here you can browse the different reports and plans available.
Nutrition Report
Discover the best (and worst) foods for your DNA. Eat smarter and live better.
Get Started
Fitness Report
Experience the best workout of your life. See what exercises are right for you.
Get Started
Health And Wellness
Take care of your body the smart way: with genetic insights and powerful strategies.
Get Started
Personality And Cognition
Discover yourself, your intelligence, personality, and strange facts about you.
Get Started
Skincare
Safely treat your skin and reveal the best complexion of your life.
Get Started
Immunity & Vitamins
Learn which vitamins, nutrients, and supplements you need.
Get Started
Disease Report
Protect yourself. Learn about your potential disease risks now.
Get Started
Alpha Version
COVID-19 Report
See how your body might respond to the deadly virus.
Get Started

Team



Cyril Moukarzel
CEO

• Extensive marketing experience
• Techstars Berlin Alumnus
• 3rd time founder
• Bachelor of Commerce with
specialization in Marketing



Steve Markowitz
Chairman

• Former public company CEO
• Applied sciences early stage investor
• UC Berkeley educated, B.A. and MBA

LifeDNA

LifeDNA Reports Based On Extensive Research

- Genome wide association studies
- Leverage a large sample size of research
- High impact factor journals[1]
- In-house unique algorithm


RESULTS
RESEARCH
APPROVED

1. https://www.lifedna.com/research

Privacy & Security Come First



▶ DNA data can be deleted by the consumer at any time

▶ LifeDNA strategically targets less than 1% of your DNA

▶ Personally identifiable data is never shared or sold without the consumer's consent

▶ DNA data is encrypted and stored separately from the consumer's information

LifeDNA

The Ask

Raising funds to scale B2C model and implement the integrated platform.

Funds will be used to:

- Hire team members to run B2C growth and start B2B partnerships (60% of proceeds)
- B2C marketing spend (30% of proceeds)
- Improve product offering and general operations: mobile app, biometrics integrations and partnerships (10% of proceeds)



Life DNA

Thank You

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Cyril:

[drone footage of the island, shore, waves, beach and then zoom in on Cyril and Steve]

[focus in on Cyril]

Just like the beautiful islands of Hawai'i, you're unique. Everything about you, from the way your brain works, to how you metabolize to carbs, to what medication works best for you, depends on your DNA.

[dramatic tone] I'm Cyril Moukarzel. And this is LifeDNA.

[onscreen text, transparent overlay: Cyril Moukarzel, co-founder and CEO, LifeDNA.]

[onscreen transparency fly in of LifeDNA logo] Featured in Forbes, CNN, Entrepreneur

Wellness today is reactive and one size fits all vs. proactive and personalized.

[onscreen scroll of LifeDNA website showing various types of reports provided to customers]

LifeDNA is changing that.

[onscreen graphics/video of reports showing recommended actions and 4.6 star DNATestingChoice rating prominent]

https://dnatestingchoice.com/en-us/health-testing (video screen grab)

Steve:
[onscreen text, transparent overlay: Steve Markowitz, co-founder chairman, LifeDNA. Former public company CEO, ^ market cap $2.5 billion]*

*[onscreen text, transparent overlay: *based on 25,924,533 shares outstanding of $97.69 per share (Q4 1999)]*

Hi, I'm Steve Markowitz. DNA is the blueprint of human life. LifeDNA's big vision is "dashboard for the human body." Your car has a dashboard, so why not your body? Our engineers are crafting a dashboard that integrates not only DNA data but also lifestyle, environment, and biometric data to give you an HD picture.

[onscreen graphics/video of biometric device(s) and futuristic look]

[onscreen graphics/video of a person driving a car]

[onscreen graphics/video of people enjoying life and working out]

[onscreen scientists in a DNA lab]

Cyril:

So far in 2020, we've grown our sales by over 4,000%, and we're just getting started!



LifeDNA's reports have helped tens of thousands of people around the globe unlock the power of their DNA.

Maya:

[Testimonial #1, Maya Rogers]
[Onscreen text, transparent overlay: Maya Rogers, CEO, Tetris and LifeDNA customer, Tetris logo]

As a CEO and mom, it's all about optimizing. That's what I love about LifeDNA. The reports are so easy to understand and most importantly, give me action to take to live a healthier life.

[Onscreen scroll of LifeDNA's Reports webpage.]

David:

[Testimonial #2, David Viola]
[Onscreen text, transparent overlay: David Viola, CEO, HealthFirst Network, HealthFirst logo]
[Onscreen imagery, shows screenshot of all 140 stores]

The Health First network has curated the largest network of health food stores across Canada with over 140 stores from coast-to-coast. We couldn't have found a better partner than LifeDNA. We're excited to be working with them.

Cyril:

[Onscreen: show DNAreports.com 4.x star rating and compelling report screen, then cut to split screen of CNN and KHON2]

https://www.facebook.com/CNNPhilippines/videos/182328653085843 [Starts 20:08]

We need your help to bring these genetic insights to millions of people around the globe.

Steve:

[Onscreen text, transparent overlay: Invested over $1 million in LifeDNA (personal and affiliated venture fund)]

For 20 years, I've been investing with a "doing well by doing good" ethos. Now I invite you to join me.

[Onscreen scroll of LifeDNA's Reports webpage.]

Your investment will help LifeDNA make genetic research available to everyone.

Cyril:

This is your chance to help us change the world.

Steve:

Welcome to the LifeDNA Ohana.

[Onscreen: drone out of beach, Hawaiʻi, Earth to DNA strand to LifeDNA logo.]